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                          MULDOON MURPHY & AGUGGIA LLP
                                Attorneys at Law
                           5101 Wisconsin Avenue, N.W.
                             Washington, D.C. 20016
                                      ----
                               Tel: (202) 362-0840
                               Fax: (202) 966-9409
                                      ----
                              www.muldoonmurphy.com



                                February 8, 2005


VIA EDGAR AND COURIER (SEC MAIL STOP 0408)
------------------------------------------

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, Mail Stop 0408
Washington, D.C.  20549

                  RE:   FEDFIRST FINANCIAL CORPORATION
                        AMENDMENT NO. 1 TO FORM SB-2, FILED JANUARY 27, 2005 FILE NO. 333-121405
                        -------------------

Dear Mr. Friar:

         On behalf of FedFirst Financial Corporation (the "Company"), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 (the "Amended Registration Statement"), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 27, 2005.

         The Amended Registration Statement is filed in response to the staff's comment letter issued on February 4, 2005. To aid in your review, we have repeated the staff's comments followed by the Company's responses and indicated where the document has been revised in response to such comments.

REASONS FOR THE OFFERING - PAGE 6
---------------------------------

COMMENT NO. 1:
-------------

         AT THE BOTTOM OF PAGE 6, PLEASE DISCLOSE THE DOLLAR AMOUNT OF CORE CAPITAL AND THE AMOUNT TO BE QUALIFIED AS "WELL CAPITALIZED."


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U.S. Securities and Exchange Commission
February 8, 2005
Page 2


RESPONSE TO COMMENT NO. 1:

         The additional information requested has been provided on page 6 of the prospectus in response to this comment.

USE OF PROCEEDS - PAGE 21
-------------------------

COMMENT NO. 2:
-------------

         DISCLOSE THAT YOU ARE IN THE EARLY STAGES OF SELECTING A SITE FOR A NEW BRANCH. DISCLOSE THE ESTIMATED AMOUNT TO OPEN A NEW BRANCH. IF YOU HAVE NO ESTIMATE, SO STATE AND DISCLOSE THE RANGE OF COSTS TO OPEN OTHER BRANCHES.

RESPONSE TO COMMENT NO. 2:

         Additional disclosure has been provided on page 27 of the prospectus in response to this comment.

ANALYSIS AND DETERMINATION OF THE ALLOWANCE FOR LOAN LOSSES - PAGES 61 & 62
---------------------------------------------------------------------------

COMMENT NO. 3:
-------------

         WE NOTE YOUR REVISED DISCLOSURE ON PAGE 62 IN RESPONSE TO OUR PRIOR COMMENT 23 THAT DURING 2003 YOU APPLIED THE SAME LOSS FACTORS TO PURCHASED RESIDENTIAL AND MULTI-FAMILY LOANS AS YOU APPLIED TO YOUR ORIGINAL LOANS. PLEASE REVISE TO DISCLOSE THE FOLLOWING:

         o THE REASONS IT IS DIFFICULT FOR YOU TO ASSESS THE FUTURE PERFORMANCE OF THESE LOANS;

         o THE SIGNIFICANT FACTORS AND CHARACTERISTICS OF THE PURCHASED RESIDENTIAL AND MULTI-FAMILY LOANS THAT YOU DETERMINED WERE SIMILAR TO YOUR ORIGINATED LOANS WHEN DECIDING TO APPLY THE SAME LOSS FACTORS; AND

         o THE IMPACT, IF ANY, ON THE UNALLOCATED PORTION OF YOUR ALLOWANCE, IN LIGHT OF THE DIFFICULTY IN ASSESSING THE FUTURE PERFORMANCE OF THESE LOANS.

RESPONSE TO COMMENT NO. 3:

         Additional disclosure has been provided on page 67 of the prospectus in response to this comment.


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U.S. Securities and Exchange Commission
February 8, 2005
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LIQUIDITY MANAGEMENT - PAGE 65
------------------------------

COMMENT NO. 4:
-------------

         WE NOTE YOUR SUPPLEMENTAL RESPONSE TO OUR PRIOR COMMENT 24 THAT YOU ARE UNABLE, WITHOUT UNDUE BURDEN AND EXPENSE, TO CALCULATE GROSS LOAN ORIGINATIONS FOR A PARTICULAR PERIOD. IN LIGHT OF THE REPORTING REQUIREMENTS OF THRIFT FINANCIAL REPORT'S SCHEDULE CF AND THE SIGNIFICANCE OF AN INVESTOR'S CONSIDERATION OF LOAN ORIGINATION VOLUME, PLEASE REVISE TO SEPARATELY QUANTIFY THE GROSS CASH FLOWS FOR ORIGINATIONS AND PRINCIPAL REPAYMENTS OF LOANS RECEIVABLE FOR EACH PERIOD PRESENTED. PLEASE SUPPLEMENTALLY TELL US THE AMOUNT OF LOAN ORIGINATIONS AND PRINCIPAL REPAYMENTS THAT YOU HAVE PROVIDED TO OTS PER THE REPORTING REQUIREMENTS MENTIONED ABOVE FOR EACH OF THE LAST TWO YEARS. IF YOU HAVE RECEIVED ANY WAIVERS OR CONCESSIONS OF DISCLOSURE REQUIREMENTS WITH RESPECT TO THIS DISCLOSURE ITEM, PLEASE SUPPLEMENTALLY TELL US THE DATE AND TERMS OF THE WAIVERS.

RESPONSE TO COMMENT NO. 4:

         The second table on page 71 of the prospectus has been revised in response to this comment to disclose loans disbursed and loan principal repayments. Although the Company is not able, without undue and expense, to provide gross cash flows for loan originations, the Company does disclose loan disbursements on Schedule CF of the Thrift Financial Report. The additional disclosure in the table is based on the information disclosed in Schedule CF. Because the information provided in the revised table is the same as what was reported in Schedule CF of the TFR, the Company is not supplementally providing the data reported in the TFR.

COMMENT NO. 5:
-------------

         PLEASE REVISE TO DISCLOSE AND QUANTIFY CHANGES IN YOUR FUNDING MIX (I.E., DEPOSITS, ADVANCES, OTHER BORROWINGS) AND RELATIVE COST OF FUNDING AND ANY EXPECTED CHANGES TO THE MIX IN THE FUTURE.

RESPONSE TO COMMENT NO. 5:

         Additional disclosure has been provided on page 71 of the prospectus in response to this comment.

DIRECTORS' COMPENSATION - PAGE 72
---------------------------------

COMMENT NO. 6:
-------------

         WE NOTE YOUR RESPONSE TO PRIOR COMMENT 26, BUT IT DOES NOT APPEAR THAT THE AMOUNT OF THE INSURANCE PREMIUMS PAID BY THE COMPANY HAVE BEEN INCLUDED IN THE DISCLOSURE. PLEASE REVISE.

RESPONSE TO COMMENT NO. 6:

         Additional disclosure has been provided on page 77 of the prospectus in response to this comment.



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U.S. Securities and Exchange Commission
February 8, 2005
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CHANGE IN ACCOUNTANTS - PAGE 109
--------------------------------

COMMENT NO. 7:
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         WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO PRIOR COMMENT 31. AS YOU
ENGAGED A NEW INDEPENDENT AUDITOR TO AUDIT YOUR 2002 AND 2003 FINANCIAL STATEMENTS, WE BELIEVE THAT PARENTE RANDOLPH WAS DISMISSED OR RESIGNED AS OUR PRINCIPAL INDEPENDENT ACCOUNTANT. PLEASE REVISE TO SPECIFICALLY STATE THAT PARENTE RANDOLPH WAS DISMISSED OR RESIGNED AND THE DATE THEREOF. PROVIDE AN UPDATED LETTER FROM PARENTE RANDOLPH STATING WHETHER IT AGREES WITH THE STATEMENTS MADE AND, IF NOT, STATING THE RESPECTS IN WHICH IT DOES NOT AGREE.

RESPONSE TO COMMENT NO. 7:

         The section captioned "Change in Accountants" has been revised in response to this comment. An updated letter from Parente Randolph is included as
Exhibit 16.

COMMENT NO. 8:
-------------

         WE NOTE YOUR SUPPLEMENTAL RESPONSES TO OUR PRIOR COMMENTS 32 AND 33. AS THE PROHIBITED NON-AUDIT SERVICES WERE PERFORMED DURING THE 2004 AUDIT PERIOD WE DO NOT CONSIDER PARENTE RANDOLPH TO BE INDEPENDENT IN RELATION TO THE 2004 YEAR END AUDIT.

RESPONSE TO COMMENT NO. 8:

         The Company's acknowledges the Staff's conclusions and will not retain Parente Randolph to audit the Company's 2004 financial statements. The Section captioned "Change in Accountants" has been revised accordingly.

                                    * * * * *


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U.S. Securities and Exchange Commission
February 8, 2005
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         Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone Paul M. Aguggia or the undersigned at (202) 362-0840.

                                           Very truly yours,

                                           MULDOON MURPHY & AGUGGIA LLP

                                           /s/ Aaron M. Kaslow

                                           Aaron M. Kaslow, Esq.

Enclosures
cc:      Peter D. Griffith
         Gregory Dundas, Securities and Exchange Commission
         Benjamin Phippen, Securities and Exchange Commission
         Paul M. Aguggia, Esq.
         Michael Brown, Esq.